O

2022 FIRST QUARTER INTERIM REPORT

Financial and Operating Results

For the three months ended March 31, 2022

All dollar values are expressed in United States dollars unless otherwise stated

FINANCIAL HIGHLIGHTS:

▪	First quarter sales averaged 11,964 boe/d including one cargo lifting of 459.6 Mbbls of entitlement crude oil sold for net proceeds of $36.5 million;
▪	Average realized price for Q1-2022 sales of $75.70/boe; Q1-2022 average realized price on Egypt sales was $81.49/bbl and Canadian sales of $52.11/boe;
▪	Funds flow from operations of $27.1 million ($0.37 per share) in the quarter;
▪

First quarter net earnings of $48.8 million ($0.67 per share), inclusive of an $8.0 million gain on concession merger, a $1.4 million unrealized derivative loss on commodity contracts and a $26.0 million non-cash impairment reversal on the Company’s petroleum and natural gas (“PNG”) assets;

▪	Ended the first quarter with positive working capital of $60.4 million, including cash of $37.2 million;
▪

Achieved consolidated netbacks of $28.45 per boe, an increase of 54% from the previous quarter primarily due to: the Company’s improved economic interest under the Merged Concession agreement previously announced on January 20, 2022; improved natural gas prices in Canada; and an overall increase in commodity prices;

▪	Adopted a distribution policy to allocate a minimum of 75% of its annual free cash flow to shareholders through dividends and share buybacks;
▪	Subsequent to quarter end, the Company sold a ~450 Mbbl cargo of Egypt entitlement crude oil with proceeds expected in early June 2022;

OPERATIONAL HIGHLIGHTS:

▪

First quarter production averaged 12,446 boe/d (Egypt 10,090 bbls/d, Canada 2,356 boe/d), a decrease of 317 boe/d (2%) from the previous quarter, primarily due to increased watercuts at South Ghazalat and the fall-off in initial flush production from the horizontal wells brought on stream in Q4-2021 in Canada;

▪	Production in April averaged ~11,580 boe/d (Egypt ~10,043 bbls/d, Canada ~1,537 boe/d), a decrease of 3% from Q1-2022 primarily due to a planned third-party facility outage in Canada;
▪

Ended the quarter with 43.4 Mbbls of entitlement crude oil inventory, an increase of 43.4 Mbbls from Q4-2021 due to production outpacing sales in Q1-2022 and reflecting the Company’s improved economic interest under the Merged Concession agreement;

▪	Drilled and cased three development wells in the Eastern Desert of Egypt. A fourth development well was drilled during Q1-2022, with casing run subsequent to the quarter;
▪	Drilled two horizontal Cardium development wells (one 2-mile, and one 1-mile) in the South Harmattan area of Canada, with stimulation and equipping anticipated in June and July 2022;
▪

Drilled another two 2-mile horizontal development wells targeting the Cardium reservoir in Harmattan subsequent to the quarter, opportunistically retaining the Canadian rig to accelerate the budgeted drilling program;

CORPORATE HIGHLIGHTS:

▪

As announced on January 20, 2022, the Company executed its agreement (the “Merged Concession agreement” or “Merged Concession”) with the Egyptian General Petroleum Corporation (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics;

▪

The Company now expects capital spending to be in the range of $70.5 million (before capitalized G&A) to cover drilling program optimization in Canada; and, in Egypt, unexpected drilling problems on K-71 in the Eastern Desert, additional long-lead oil field equipment to manage supply challenges, and general inflation. The Company is screening its asset portfolio for the disposal of non-core assets that do not provide a material contribution to free cashflow to help offset this capital increase; and

▪	Announced on March 16, 2022 a dividend of $0.10 per share ($7.3 million) payable to shareholders of record on April 29, 2022.

www.trans-globe.com

TSX & AIM: TGL   NASDAQ: TGA

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 3
Corporate Summary	Page 4
Operations Update	Page 5
Management's Discussion and Analysis	Page 7
Condensed Consolidated Interim Financial Statements	Page 20
Notes to the Condensed Consolidated Interim Financial Statements	Page 24

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2022	2021	% Change
Petroleum and natural gas sales	81,510	42,277	93
Petroleum and natural gas sales, net of royalties	52,954	18,052	193
Realized derivative loss on commodity contracts	50	1,545	(97)
Unrealized derivative loss on commodity contracts	1,356	2,970	(54)
Production and operating expense	13,279	9,449	41
Selling costs	483	34	1,321
General and administrative expense	6,865	5,037	36
Depletion, depreciation and amortization expense	6,870	4,815	43
Income tax expense	8,558	4,660	84
Cash flow used in operating activities	(23,782)	(3,940)	504
Funds flow from operations[1]	27,131	81	33,395
Basic per share[2]	0.37	0.00
Diluted per share[2]	0.37	0.00
Net earnings (loss)	48,810	(11,024)	(543)
Basic per share	0.67	(0.15)
Diluted per share	0.66	(0.15)
Capital expenditures[3]	8,849	2,907	204
Working capital[6]	60,414	7,055	756
Long-term debt, including current portion	3,144	21,699	(86)
Common shares outstanding
Basic (weighted average)	72,790	72,542	-
Diluted (weighted average)	74,316	72,891	2
Total assets	323,663	197,150	64

Operating
Average production volumes (boe/d)	12,446	12,221	2
Average sales volumes (boe/d)	11,964	9,691	23
Inventory (Mbbls)	43.4	455.7	(90)
Average realized sales price ($/boe)[4]	75.70	48.47	56
Production and operating expenses ($/boe)[5]	12.33	10.83	14
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for funds flow from operations is cash flow generated by operating activities. Refer to “Non-GAAP and Other Financial Measures" contained within the MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of funds flow from operations. Refer to “Non-GAAP and Other Financial Measures" contained within the MD&A.

[3]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within the MD&A.

[4]	Supplementary financial measure that is comprised of petroleum and natural gas sales, as determined in accordance with IFRS, divided by the Company’s average daily production volumes.

5    Supplementary financial measure that is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company’s average daily production volumes.

6    Supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,446 barrels of oil equivalent per day ("boe/d") during the first quarter of 2022. Egypt production was 10,090 barrels of oil per day ("bbls/d") and Canada production was 2,356 boe/d. Production for the quarter was within full year 2022 guidance of 12,400 to 13,400 boe/d and 3% lower than the previous quarter. The decrease was primarily due to increased watercuts at South Ghazalat and the fall-off in initial flush production from the horizontal wells brought on stream in Q4-2021 in Canada.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $81.49 per barrel in Egypt during the quarter. In Canada, the Company received an average of $89.19 per barrel of oil, $41.75 per barrel of NGLs and $3.79 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q1-2022, the Company had funds flow from operations of $27.1 million and ended the quarter with positive working capital of $60.4 million, including cash of $37.2 million. The Company had net earnings in the quarter of $48.8 million, inclusive of an $8.0 million gain on concession merger and a $1.4 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts at March 31, 2022. Net income was also inclusive of a non-cash impairment reversal of $26.0 million on the Company’s petroleum and natural gas (“PNG”) assets that was recognized as a result of the Company’s improved commercial terms under the Merged Concession and a further increase and stabilization of forecasted commodity prices in Q1-2022.

In Egypt, the Company sold one cargo lifting of 459.6 Mbbls of entitlement crude oil during the quarter for net proceeds of $36.5 million, which were collected in March 2022. Subsequent to the quarter, TransGlobe sold a ~450 Mbbl cargo of entitlement crude oil with proceeds expected in early June. All Canadian production was sold during the quarter.

As announced on January 20, 2022, the agreement with the Egyptian General Petroleum Corporation to merge the Company’s three existing Eastern Desert concessions was executed. In advance of the Minister of Petroleum and Mineral Resources of the Arab Republic of Egypt (the “Minister”) executing the Merged Concession agreement with TransGlobe, the Company paid the first modernization payment ($15.0 million) and signature bonus ($1.0 million) as part of the conditions precedent to the official signing ceremony on January 19, 2022. On February 1, 2022, the Company paid the second modernization payment ($10.0 million). In accordance with the Merged Concession agreement, TransGlobe will make a further four annual equalization payments of $10.0 million each beginning February 1, 2023 until February 1, 2026. The Company also has minimum financial work commitments of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date. The results achieved in Q1-2022 are inclusive of the impact of the Merged Concession.

In Egypt, during the quarter, the Company drilled and cased three development oil wells in the Eastern Desert, while a fourth development oil well was drilled during Q1-2022, with casing run subsequent to the quarter. The K-67 development well was drilled to a total depth of 1,440 meters. The well was completed in the Asl-B and is currently on production at a rate of 153 bbls/d (heavy crude, field estimate). The second well, Arta-76, was drilled to a total depth of 1,074 meters, and encountered an internally estimated 12 meters of net oil pay in the Nukhul reservoir. TransGlobe drilled and cased a third development oil well, NWG-1E, to a total depth of 1,219 meters, encountering an internally estimated 9 meters of oil pay in the Nukhul reservoir. Arta-76 and NWG-1E will be stimulated as part of a multi-well stimulation campaign in Q2-2022, subsequent to which they will be put on production. The Company drilled a fourth development well in the Eastern Desert, K-71, to a total depth of 1,448 meters and encountered an internally estimated 19 meters of net oil pay in the Asl-A reservoir and 23 meters of net oil pay in the Asl-B reservoir. The well was cased subsequent to the quarter and is currently producing at a rate of 480 bbls/d (heavy crude, field estimate) from the Asl-B reservoir.

In Canada, the Company successfully drilled one 2-mile and one 1-mile Harmattan horizontal Cardium reservoir wells in the South Harmattan area, with stimulation and equipping anticipated in June and July. Subsequent to the end of Q1 the Company drilled two additional 2-mile Cardium wells from the 15‑11 surface location.

As a result of macroeconomic events precipitated by the conflict in Ukraine and COVID-19 lockdowns in China, the Company evaluated the risks around the 2022/ 2023 capital program and committed to the acquisition of equipment and materials to ensure a continuous drilling program beyond late 2022 and into 2023. In addition, seeking increased development efficiencies in the Company’s Cardium development in Canada and harnessing continued robust product pricing and expected rapid returns, the Board has approved the replacement of three originally budgeted 1-mile horizontal wells with three 2-mile horizontal wells. Finally, significant additional costs were incurred following unforeseen and significant hole problems drilling K-71 in the Eastern Desert.

Due to these factors, along with general inflationary pressures on equipment and services propelled by the macroeconomic situation, the Company now expects capital spending to be in the range of $70.5 million (before capitalized G&A) versus an original budget of $57.7 million. The Company is screening its asset portfolio for the disposal of non-core assets that do not provide a material contribution to free cashflow to help offset this capital increase.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

(100% working interest, operated)

Operations and Exploration

The Company continued to use the EDC-64 rig in its Eastern Desert drilling campaign, managing to drill and case three additional development wells in K-Field, Arta Field and the NWG-Field during the quarter.

The K-68 well, drilled at the end of 2021, was completed in the Asl-A reservoir in January and is currently producing at a rate of 91 bbls/d (heavy crude, field estimate).

K-67 was drilled to a total depth of 1,440 meters, and was fully logged and evaluated. The well encountered an internally estimated 16 meters of net oil pay in the Asl-A and 17 meters of net oil pay in the Asl-B. The well was completed in the Asl-B and is currently on production at a rate of 153 bbls/d (heavy crude, field estimate).

Arta-76 was drilled to a total depth of 1,074 meters and was fully logged and evaluated.  The well encountered an internally estimated 12 meters of net oil pay in the Nukhul reservoir.

NWG-1E was drilled to a total depth of 1,219 meters and encountered 9 meters of oil pay in the Nukhul reservoir after being fully logged and evaluated.

Both Arta-76 and NWG-1E will be stimulated as part of a multi-well stimulation campaign in Q2-2022, subsequent to which they will be put on production.

The K-71 well experienced unforeseen and significant drilling challenges but was ultimately drilled to a total depth of 1,448 meters, fully logged and evaluated. The well encountered an internally estimated 19 meters of net oil pay in the Asl-A reservoir and 23 meters of net oil pay in the Asl-B reservoir. The well was cased subsequent to the quarter, and is currently producing at a rate of 480 bbls/d (heavy crude, field estimate) from the Asl-B reservoir.

Following K-71, the EDC-64 rig was redeployed to drill the K-78 well.

The Company is currently working to mitigate potential supply chain issues brought about by the conflict in Ukraine and COVID-19 lockdowns in China by engaging alternative materials suppliers and advancing materials orders. To date, TransGlobe’s operations have not been impacted by any material supply shortages.

Production

Production averaged 10,038 bbls/d during the quarter, an increase of 3% (267 bbls/d) from the previous quarter. The increase was primarily due to well optimizations in Egypt.

Production in April 2022 averaged ~9,967 bbls/d.

Sales

The Company sold one cargo lifting of 459.6 Mbbls of entitlement crude oil during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2022	2021
	Q-1	Q-4	Q-3	Q-2
Gross production rate[1]	10,038	9,771	10,653	9,917
TransGlobe production sold (inventoried)	(482)	—	1,525	3,465
Total sales	9,556	9,771	12,178	13,382

Government share (royalties and tax)	4,440	5,549	6,050	5,229
TransGlobe sales (after royalties and tax)[2]	5,116	4,222	6,128	8,153
Total sales	9,556	9,771	12,178	13,382
[1]	Quarterly production by concession (bbls/d):
Eastern Desert – 10,038 (Q1-2022)

West Gharib – 2,648 (Q4- 2021), 2,932 (Q3- 2021), and 3,024 (Q2-2021)

West Bakr – 6,804 (Q4- 2021), 7,257 (Q3-2021), and 6,327 (Q2-2021)
North West Gharib – 319 (Q4- 2021), 464 (Q3-2021), and 566 (Q2-2021)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

Following the cessation of natural flow of SGZ-6X well at South Ghazalat in December 2021 due to low reservoir pressure, a rigless artificial lift system was successfully deployed to restore production. On artificial lift, the lower Bahariya reservoir at SGZ-6X is currently producing at 130 bbls/d of light crude oil with an 82.5% watercut (field estimate).

Production

Production averaged 52 bbls/d during the quarter, a decrease of 82% (242 bbls/d) from the previous quarter. The decrease was primarily due to higher water cuts than anticipated and natural declines.

Production in April 2022 averaged ~76 bbls/d.

Sales

The Company sold 1,783 bbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Western Desert Production (bbls/d)	2022	2021
	Q-1	Q-4	Q-3	Q-2
Gross production rate	52	294	623	810
Total sales	52	294	623	810

Government share (royalties and tax)	32	183	388	504
TransGlobe sales (after royalties and tax)[1]	20	111	235	306
Total sales	52	294	623	810
[1]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

CANADA

Operations and Exploration

Two 100% working interest (one 2-mile, and one 1-mile) horizontal Cardium wells were drilled in the South Harmattan area. Subsequent to the end of the first quarter, two additional 2-mile horizontal wells were drilled and cased. The wells are expected to be completed in June and July.

Production

In Canada, production averaged 2,356 boe/d during the quarter, a decrease of 342 boe/d (13%) from the previous quarter and slightly below full year 2022 guidance of 2,400 to 2,600 boe/d. The decrease in production from the previous quarter is primarily due to the fall-off in initial flush production from the horizontal wells brought on stream in Q4-2021 and the planned shut-in of the highly productive 15-11 horizontal well during drilling operations on the 15-11 surface location.

Production in April 2022 averaged ~1,537 boe/d with ~505 bbls/d of oil. The decrease from Q1-2022 is due to the start of a planned turnaround at a third-party processing facility, which is also expected to impact May reported production.

Quarterly Canada Production	2022	2021
	Q-1	Q-4	Q-3	Q-2
Canada crude oil (bbls/d)	821	1,176	601	687
Canada NGLs (bbls/d)	768	716	677	857
Canada natural gas (Mcf/d)	4,598	4,832	4,734	4,834
Total production (boe/d)	2,356	2,698	2,066	2,350

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 11, 2022

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2021 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Throughout this MD&A and in other materials disclosed by the Company, TransGlobe adheres to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP and other financial measures to analyze financial performance, financial position, and cash flow including, "netback", "capital expenditures" and "funds flow from operating activities". Additionally, other financial measures are used to analyze performance including, but not limited to, "funds from operations". These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings (loss), cash flow generated by operating activities, and cash flow used in investing activities, as indicators of TransGlobe’s performance.

Readers are cautioned that the MD&A should be read in conjunction with the Company’s disclosure in the sections entitled "Non-GAAP and Other Financial Measures", "Forward-looking Statements" and “Oil and Gas Advisories” included at the end of this MD&A.

OUTLOOK

The 2022 outlook provides information as to management’s expectation for results of operations for 2022. Readers are cautioned that the 2022 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined at the end of this Management’s Discussion and Analysis (“MD&A").

2022 Outlook

The 2022 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

As previously announced, the Company fully executed its agreement with the Egyptian General Petroleum Corporation to merge, amend and extend the Company’s three existing Eastern Desert production-sharing concessions (“PSCs”) (West Gharib, West Bakr and North West Gharib) (the “Merged Concession”, “Merged Concession agreement” or the “Agreement”) into a single concession and refreshed the existing development lease terms with a 15-year primary development term and a 5-year extension term. The Merged Concession has a single cost recovery pool to provide improved access to cost recovery, a fixed 40 percent cost recovery limit, and fixed profit rates between ~24% and ~30% for all of the Company’s Eastern Desert production. The Agreement promotes investment across a broad range of commodity prices and substantially increases operational and financial efficiencies. The results achieved in Q1-2022 are inclusive of the impact of the Merged Concession.

Subsequent to the end of the quarter, the Company sold a ~450 Mbbl cargo of Gharib Blend crude oil with proceeds expected in early June 2022.

Total corporate production is expected to range between 12.4 and 13.4 Mboe/d (mid-point of 12.9 Mboe/d) for 2022 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 10.0 and 10.8 Mbbls/d (mid-point of 10.4 Mbbls/d) in 2022. Canadian production is expected to range between 2.4 and 2.6 Mboe/d (mid-point of 2.5 Mboe/d) in 2022.

As a result of macroeconomic events precipitated by the conflict in Ukraine and COVID-19 lockdowns in China, the Company evaluated the risks around the 2022/ 2023 capital program and committed to the acquisition of equipment and materials to ensure a continuous drilling program beyond late 2022 and into 2023. In addition, seeking increased development efficiencies in the Company’s Cardium development in Canada and harnessing continued robust product pricing and expected rapid returns, the Board has approved the replacement of three originally budgeted 1-mile horizontal wells with three 2-mile horizontal wells. Finally, significant additional costs were incurred following unforeseen and significant hole problems drilling K-71 in the Eastern Desert.

Due to these factors, along with general inflationary pressures on equipment and services propelled by the macroeconomic situation, the Company now expects capital spending to be in the range of $70.5 million (before capitalized G&A) versus an original budget of $57.7 million. The Company is screening its asset portfolio for the disposal of non-core assets that do not provide a material contribution to free cashflow to help offset this capital increase.

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2022. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2022	2021				2020
($000s, except per share amounts, price and volumes)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Operations
Average production volumes
Crude oil (bbls/d)	10,911	11,241	11,877	11,414	10,802	10,886	10,473	12,696
NGLs (bbls/d)	768	716	677	857	710	755	798	826
Natural gas (Mcf/d)	4,598	4,832	4,734	4,834	4,259	4,454	4,633	4,665
Total (boe/d)	12,446	12,763	13,342	13,077	12,221	12,384	12,044	14,300
Average sales volumes
Crude oil (bbls/d)	10,429	11,241	13,402	14,879	8,271	14,215	9,110	10,865
NGLs (bbls/d)	768	716	677	857	710	755	798	826
Natural gas (Mcf/d)	4,598	4,832	4,734	4,834	4,259	4,454	4,633	4,665
Total (boe/d)	11,964	12,763	14,868	16,542	9,691	15,712	10,680	12,470
Average realized sales prices[1]
Crude oil ($/bbl)	82.09	71.84	64.76	60.39	53.26	37.40	37.14	23.40
NGLs ($/bbl)	41.75	40.76	35.40	27.03	26.42	18.96	15.65	11.43
Natural gas ($/Mcf)	3.79	3.88	2.71	2.58	2.46	1.85	1.80	1.31
Total oil equivalent ($/boe)	75.70	67.03	60.85	56.48	48.47	35.27	33.63	21.63
Inventory (Mbbls)	43.4	-	-	140.3	455.7	227.9	534.0	408.7
Petroleum and natural gas sales	81,510	93,428	83,234	85,018	42,277	50,989	33,046	24,549
Petroleum and natural gas sales, net of royalties	52,954	58,043	42,316	50,595	18,052	33,309	16,740	11,392
Cash flow (used in) generated by operating activities	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180	(3,349)	24,551
Funds flow from operations[2]	27,131	15,269	12,381	17,100	81	7,202	323	(2,764)
Basic per share[3]	0.37	0.21	0.17	0.24	-	0.10	-	(0.03)
Diluted per share[3]	0.37	0.20	0.17	0.24	-	0.10	-	(0.03)
Net earnings (loss)	48,810	6,560	37,080	7,722	(11,024)	(2,855)	(5,957)	(13,367)
Basic per share	0.67	0.09	0.51	0.11	(0.15)	(0.04)	(0.08)	(0.19)
Diluted per share	0.66	0.08	0.51	0.11	(0.15)	(0.04)	(0.08)	(0.19)
Capital expenditures[4]	8,849	8,694	11,624	3,597	2,907	254	437	1,229
Total assets	323,663	239,095	267,263	208,479	197,150	201,147	205,583	221,347
Cash and cash equivalents	37,245	37,929	53,952	43,639	28,669	34,510	27,065	34,837
Working capital	60,414	21,032	17,667	17,136	7,055	15,349	12,708	35,112
Total long-term debt, including current portion	3,144	3,040	6,882	16,951	21,699	21,464	25,946	27,071
[1]

Supplementary financial measure that is comprised of petroleum and natural gas sales, as determined in accordance with IFRS, divided by the Company’s average daily production volumes. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for funds flow generated by operations is cash flow from operating activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[3]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of funds flow from operations. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[4]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

During the first quarter of 2022, TransGlobe:

•	Reported an increase in production volumes of 2% compared to Q1-2021, the increase was primarily attributable to new drilling in both Egypt and Canada, partially offset by natural declines;
•	Sold one cargo of TransGlobe’s entitlement crude oil of 459.6 Mbbls and ended the quarter with crude oil inventory of 43.4 Mbbls in Egypt;
•	Collected a total of $11.2 million of accounts receivable from EGPC during the quarter;
•	Reported positive funds flow from operations of $27.1 million, inclusive of a $0.1 million realized derivative loss on commodity contracts;
•

Reported net earnings of $48.8 million, inclusive of an $8.0 million gain on concession merger, a $1.4 million unrealized derivative loss on commodity contracts and a $26.0 million non-cash impairment reversal on the Company’s petroleum and natural gas (“PNG”) assets;

•	Spent $8.8 million on capital expenditures;
•	Ended Q1-2022 with positive working capital of $60.4 million, including $37.2 million in cash; and
•	Declared a dividend of $0.10 per share ($7.3 million) to shareholders of record on April 29, 2022, paid subsequent to the quarter.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2022	2021
Average reference prices and exchange rates	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price ($/bbl)	100.30	79.59	73.47	68.83	60.82
Edmonton Sweet index ($/bbl)	92.64	73.19	66.61	63.01	52.54
Natural gas
AECO ($/MMBtu)	3.68	3.89	2.97	2.48	2.30
US/Canadian Dollar average exchange rate	1.27	1.26	1.26	1.23	1.27

In Q1-2022, the average price of Dated Brent oil was 26% and 65% higher than Q4-2021 and Q1-2021, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 5% and 15% (2021 – 5% and 30%). If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 40% in Egypt (2021 - 25% to 30%). The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 67% to 83% of the profit oil (2021 - 70% to 85%). Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company may receive less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to international purchasers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the first quarter of 2022, the average price of Edmonton Sweet index oil (expressed in US$) was 27% and 76% higher than Q4-2021 and Q1-2021, respectively. In Q1-2022, the average price of AECO natural gas was 5% lower and 60% higher than Q4-2021 and Q1-2021, respectively.

MERGED CONCESSION AGREEMENT

On January 19, 2022, the agreement with EGPC to merge, amend and extend the Company’s three existing Eastern Desert concessions (the “Merged Concession” or “Agreement”) was executed. The Merged Concession includes improved cost recovery and production sharing terms scaled to oil prices with a new 15-year development term and a 5-year extension option.

TransGlobe remitted the initial modernization payment of $15.0 million and signature bonus of $1.0 million as part of the conditions precedent to the official signing of the Merged Concession on January 19, 2022. In accordance with the Agreement, the Company made another modernization payment to EGPC in the amount of $10.0 million on February 1, 2022. As previously disclosed, the modernization payments under the Agreement total $65.0 million and are payable over six years from February 1, 2020 (the “Effective Date”). The Company estimated the net present value of the modernization payment liabilities to be $33.5 million as at March 31, 2022 using a discount rate of 8%. The Company recorded a corresponding increase in carrying amount of its Eastern Desert PNG assets for the modernization payments under the Merged Concession.

Upon execution of the Merged Concession, there was an effective date adjustment owed to the Company for the difference between historic and Merged Concession agreement commercial terms applied against Eastern Desert production from the effective date of February 1, 2020. The quantum of the effective date adjustment is currently being finalized with EGPC and could result in a range of outcomes based on the final price per barrel negotiated. TransGlobe has recognized a receivable of $67.5 million at March 31, 2022, which represents the amount expected to be received from EGPC based on historical realized prices. The effective date adjustment was recognized against the Eastern Desert PNG assets noted above, with the incremental value in excess of PNG additions ($8.0 million) being recognized as a gain on concession merger in the Statement of Earnings (Loss).

Pursuant to the Merged Concession in Egypt, the Company has a minimum financial commitment of $50.0 million per each five-year period of the primary development term, for a total of $150 million commencing on the Effective Date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments. Since February 1, 2020, TransGlobe has incurred $23.5 million in capital expenditures in the Eastern Desert.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended March 31
	2022	2021
Egypt crude oil (bbls/d)	10,090	10,238
Canada crude oil (bbls/d)	821	564
Canada NGLs (bbls/d)	768	710
Canada natural gas (Mcf/d)	4,598	4,259
Total Company (boe/d)	12,446	12,221

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended March 31
	2022	2021
Egypt crude oil (bbls/d)	9,608	7,707
Canada crude oil (bbls/d)	821	564
Canada NGLs (bbls/d)	768	710
Canada natural gas (Mcf/d)	4,598	4,259
Total Company (boe/d)	11,964	9,691

Netback

Consolidated netback

	Three Months Ended March 31
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	81,510	75.70	42,277	48.47
Royalties[2]	28,556	26.52	24,225	27.78
Current taxes[2]	8,558	7.95	4,660	5.34
Production and operating expenses	13,279	12.33	9,449	10.83
Selling costs	483	0.45	34	0.04
Netback[3]	30,634[1]	28.45[4]	3,909[1]	4.48	[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended March 31, 2022 and March 31, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Egypt

	Three Months Ended March 31
	2022		2021
($000s, except per boe amounts)	$	$/boe	$		$/boe
Oil sales	70,464	81.49	36,974		53.31
Royalties[2]	27,071	31.31	23,484		33.86
Current taxes[2]	8,558	9.90	4,660		6.72
Production and operating expenses	11,287	13.05	7,928		11.43
Selling costs	483	0.56	34		0.05
Netback[3]	23,065[1]	26.67[4]	868	[1]	1.25[4]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended March 31, 2022 and March 31, 2021.
[4]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Netbacks per barrel in Egypt increased significantly for the three months ended March 31, 2022, compared with the same period in 2021, primarily due to the Company’s improved commercial terms in the Eastern Desert under the Merged Concession and an increase in commodity prices. The increase was driven by 53% higher realized oil prices, partially offset by 14% higher production and operating expenses per bbl, 2% higher royalties and taxes per bbl and a significant increase in selling costs per bbl.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In Egypt, oil sales increased by 91% to $70.5 million in Q1-2022. This was primarily due to an increase in realized sales price of $28.18/bbl for the three months ended March 31, 2022, compared to the same period of 2021. First quarter realized sales price was $81.49/bbl (Q1-2021 - $53.31/bbl), which was $18.81/bbl lower (Q1-2021 - $7.51/bbl lower) than the average Dated Brent oil price of $100.30/bbl for Q1-2022 (Q1-2021 - $60.82/bbl). The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales. A further driver of the increase in Egypt oil sales was an increase in sales volumes of 25% for the three months ended March 31, 2022 compared to the same period of 2021.

In Egypt, royalties and taxes in Q1-2022 increased by $7.5 million from Q1-2021, representing 51% of oil sales for the three months ended March 31, 2022 compared to 76% in the same period in 2021. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three months ended March 31, 2022, royalties and taxes as a percentage of revenue would have been 48% (Q1- 2021 - 57%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The increase in total royalties and taxes from Q1-2021 is primarily due to a significant increase in commodity prices. The relative decrease from 76% of oil sales for Q1-2021 to 51% of oil sales for Q1-2022 is primarily due to the improved economic terms of the Merged Concession compared to the historic Eastern Desert PSCs, and production slightly outpacing sales in the first quarter of 2022.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses increased by 42% ($3.4 million) in the three months ended March 31, 2022 compared with the same period in 2021. The increase was primarily related to an increase in crude oil sales in Q1-2022 compared to Q1-2021, resulting in less of a build in inventory during the three months ended March 31, 2022 compared to the same period of 2021. This resulted in $3.1 million less operating costs being capitalized to inventory to be expensed when sold. The remainder of the increase was primarily due to inflation and an increase in workover costs. The increase in production and operating expenses per bbl from $11.43/bbl in Q1-2021 to $13.05/bbl in Q1-2022 was primarily due to a comparative 1% decrease in production in Egypt.

Selling costs increased significantly in the three months ended March 31, 2022, compared with the same periods in 2021. The increase was primarily due to a cargo lifting in the three months ended March 31, 2022 and no cargo lifting during the same period in 2021.

Canada

	Three Months Ended March 31
	2022		2021
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	6,590	89.19	2,673	52.66
Natural gas sales	1,570	22.76	942	14.75
NGL sales	2,886	41.75	1,688	26.42
Total sales	11,046	52.11	5,303	29.70
Royalties	1,485	7.01	741	4.15
Production and operating expenses	1,992	9.40	1,521	8.52
Netback	7,569[1]	35.70[2]	3,041[1]	17.03[2]
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Netbacks per boe in Canada increased by 110% for the three months ended March 31, 2022 compared to the same period in 2021. The increase was primarily due to a 75% higher realized sales price in Canada, partially offset by a 69% increase in royalties per boe and a 10% increase in production and operating expenses per boe.

In Canada, petroleum and natural gas sales increased by $5.7 million to $11.0 million compared to the same period in 2021. This was primarily due to an increase in realized prices and an increase in sales volumes of 19% from the same period in 2021.

In Canada, royalty expense increased by $0.7 million from Q1-2021, representing 13% of petroleum and natural gas sales for the three months ended March 31, 2022 compared to 14% during the same period in 2021. The increase was primarily due to an increase in crown royalties as a result of improved commodity pricing. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

Production and operating expenses increased by 31% ($0.5 million) for the three months ended March 31, 2022 compared with the same period in 2021. The increase was primarily due to an increase in chemical costs, power and utilities, and transportation costs attributable to increased commodity prices.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended March 31
	2022		2021
($000s, except per boe amounts)	$	$/boe[1]	$	$/boe[1]
Gross G&A	3,652	3.39	2,430	2.79
Stock-based compensation	3,430	3.19	2,771	3.18
Capitalized G&A and overhead recoveries	(217)	(0.20)	(164)	(0.19)
Net G&A	6,865	6.38	5,037	5.78
[1]

Supplementary financial measure that is comprised of general and administrative expenses, determined in accordance with IFRS, divided by the Company’s average daily production volumes. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Gross G&A increased by 50% for the three months ended March 31, 2022 compared with the same period in 2021. The increase was primarily due to an increase in bonus payments driven by improved Company performance and an increase in salaries and benefits due to inflationary raises.

Stock-based compensation expense increased by 24% for the three months ended March 31, 2022 compared with the same period in 2021. The increase was primarily due to an increase in the Company’s share price at the end of Q1-2022 and the associated revaluation of the Company’s potential obligations, partially offset by a large number of outstanding units being released during the quarter.

Capitalized G&A increased by 32% for the three months ended March 31, 2022 compared to the same period in 2021. The increase was primarily due to increased capital activity in Q1-2022 when compared to the same period in 2021.

FINANCE COSTS

	Three Months Ended March 31
($000s)	2022	2021
Interest on long-term debt	-	230
Interest on borrowing base facility	36	76
Amortization of deferred financing costs	-	102
Interest on modernization payment liabilities	497	-
Interest on lease obligations	21	62
Finance costs	554	470
Interest paid	36	293

Finance costs for the three months ended March 31, 2022 increased to $0.6 million primarily due to interest on the modernization payment liabilities, partially offset by a lower balance of long-term debt outstanding in the period when compared to the same period in 2021.

As at March 31, 2022, the Company had a revolving Canadian reserves-based lending facility with ATB totaling C$22.5 million ($18.0 million), of which C$3.9 million ($3.1 million) was outstanding.

The reserves-based lending facility is subject to certain covenants. The Company was in compliance with its covenants as at March 31, 2022.

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended March 31
	2022		2021
($000s, except per boe amounts)	$	$/boe[2]	$	$/boe[2]
Egypt[1]	4,723	5.46	3,006	4.33
Canada	2,067	9.75	1,654	9.26
Corporate	80	-	155	-
Total	6,870	6.38	4,815	5.52
[1]

Egypt DD&A per barrel is calculated on a sales basis for the three months ended March 31, 2022 and March 31, 2021 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at March 31, 2022 and 2021).

2   Supplementary financial measure that is comprised of depletion, depreciation and amortization, determined in accordance with IFRS, divided by the Company’s average daily production volumes.  Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as the DD&A per barrel associated with capitalized inventory barrels is also capitalized and subsequently expensed when sold. During the three months ended March 31, 2022, DD&A increased by 57% ($1.7 million) compared to the same period in 2021. This increase was primarily due to a higher depletable cost base, partially offset by a decrease in production.

In Canada, gross DD&A increased by 25% ($0.4 million) during the three months ended March 31, 2022 compared with the same period in 2021. The increase was primarily due to a higher depletable cost base and an increase in production from the prior year.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

IMPAIRMENT REVERSAL

At March 31, 2022 indicators of impairment reversal were present on the Company’s PNG assets in the Eastern Desert CGU in Egypt as a result of the improved commercial terms of the Merged Concession and a further increase and stabilization of forecasted commodity prices in Q1-2022. The Company performed impairment reversal calculations at March 31, 2022 on the Eastern Desert CGU based on fair value less costs to sell, using estimated after-tax cash discounted cash flows on proved plus probable reserves. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGU tested resulting in $26.0 million of impairment reversal being recorded. The impairment reversal was limited to total accumulated historical impairments less subsequent depletion.

There were no indicators of impairment or impairment reversal on TransGlobe’s intangible exploration and evaluation (“E&E”) assets during Q1-2022.

CAPITAL EXPENDITURES

	Three Months Ended March 31
($000s)	2022	2021
Egypt	6,182	943
Canada	2,667	1,954
Corporate	-	10
Total[1]	8,849	2,907
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within this MD&A.

Capital expenditures in the first three months of 2022 were $8.8 million (2021 - $2.9 million).

In Egypt, the Company incurred $6.2 million in capital expenditures during the three months ended March 31, 2022 (2021 - $0.9 million) associated with drilling and casing three development oil wells in the Eastern Desert. A fourth development oil well was drilled during Q1-2022 in the Eastern Desert, with casing run subsequent to the quarter.

In Canada, the Company incurred $2.7 million in capital expenditures during the three months ended March 31, 2022 (2021 - $2.0 million) associated with drilling two horizontal Cardium reservoir wells (one 2- mile, and one 1-mile) in the South Harmattan area.

OUTSTANDING SHARE DATA

As at March 31, 2022 and May 11, 2022, the Company had 73,202,673 common shares issued and outstanding and 1,739,660 stock options issued and outstanding, of which 925,515 are exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2022 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at March 31, 2022, the Company had a working capital surplus of $60.4 million (December 31, 2021 - $21.0 million). The increase in working capital is primarily due to an increase in receivables as a result of the Merged Concession and a decrease in the current portion of share-based compensation liabilities. These increases were partially offset by an increase in the derivative commodity contracts liability, an increase in accounts payable driven primarily by the 2022 capital program, and an increase in the current portion of modernization payment liabilities.

As at March 31, 2022 all of the Company's cash is on deposit with high credit-quality financial institutions.

In Egypt, the Company sold one cargo lifting of 459.6 Mbbls of entitlement crude oil for net proceeds of $36.5 million (collected in March 2022). The Company incurs a 30-day collection cycle on cargo lifting sales. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at March 31, 2022, the Company held 43.4 bbls of entitlement crude oil as inventory.

As at March 31, 2022, the Company had a revolving Canadian reserves-based lending facility with ATB totaling C$22.5 million ($18.0 million), of which C$3.9 million ($3.1 million) was drawn and outstanding. During the three months ended March 31, 2022, the Company had average drawings of C$0.1 million ($0.1 million) on this facility.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC’s cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at March 31, 2022, the Company had 43.4 Mbbls of entitlement crude oil stored as inventory, which represents less than one month of entitlement oil production. As TransGlobe directly markets its oil, crude oil inventory levels fluctuate from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

	Three Months Ended	Year Ended
(Mbbls)	March 31, 2022	December 31, 2021
Product inventory, beginning of period	-	227.9
TransGlobe entitlement production	505.6	1,663.3
Crude oil sales	(462.2)	(1,891.2)
Product inventory, end of period	43.4	—

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold Egypt entitlement crude oil inventory:

	Three Months Ended	Year Ended
	March 31, 2022	December 31, 2021
Production and operating expenses ($/bbl)	11.28	-
Depletion ($/bbl)	5.45	-
Unit cost of inventory ($/bbl)	16.73	-
Product inventory, end of period (Mbbls)	43.4	-
Product inventory, end of period ($000s)	726	-

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	41,558	41,558	-	-	-
Long-term debt	Yes-Liability	3,144	-	3,144	-	-
Lease obligations	Yes-Liability	725	686	39	-	-
Share-based compensation liabilities	Yes-Liability	10,198	3,645	6,553	-	-
Modernization payment liabilities[2]	Yes-Liability	40,000	10,000	30,000	-	-
Minimum financial commitment[3]	No	126,473	-	26,473	-	100,000
Derivative commodity contracts	Yes-Liability	1,472	1,472	-	-	-
Equipment and facility leases[4]	No	512	512	-	-	-
Total		224,082	57,873	66,209	-	100,000
[1]	Payments denominated in foreign currencies have been translated at March 31, 2022 exchange rates.
[2]	Four annual equalization payments of $10.0 million owing to EGPC beginning on February 1, 2023 until February 1, 2026.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to development and drilling obligations.
[4]	Equipment lease includes one workover rig.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Pursuant to the Merged Concession in Egypt, the Company had a minimum financial commitment of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2022.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

ASSET RETIREMENT OBLIGATION

As at March 31, 2022, TransGlobe had an asset retirement obligation ("ARO") of $12.8 million (December 31, 2021 - $14.1 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 2.27% and 2.40% (December 31, 2021 –rates between 0.95% and 1.68%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2021 – 2.00%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

For petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at March 31, 2022 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All current derivatives of this nature entered into by TransGlobe are related to future natural gas production. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the recently renewed revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2022, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Bought Put C$/GJ	Sold Call C$/GJ
Apr 2022 - Jun 2022	Collar	354,900	3,900	2.50	3.35
Jul 2022 - Sep 2022	Collar	358,800	3,900	2.50	3.10
Oct 2022 - Dec 2022	Collar	358,800	3,900	2.50	4.00

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. A detailed description of the Company’s critical judgements and accounting estimates is provided in Note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2021 and in the Critical Judgements and Accounting Estimates section of the Company’s 2021 annual MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this MD&A and in other materials disclosed by the Company, TransGlobe employs certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings (loss), cash flow from operating activities, and cash flow used in investing activities, as indicators of the Company’s performance.

Non-GAAP financial measures

Capital Expenditures

TransGlobe uses capital expenditures to measure its capital investments compared to the Company’s annual capital budgeted expenditures. The Company’s capital budget excludes the accounting impact of any accrual changes. The most directly comparable measure under IFRS is cash flow used in investing activities. The table below details the composition of capital expenditures and its reconciliation to cash flow used in investing activities.

	Three Months Ended March 31
($000s)	2022	2021
Net cash used in investing activities	(8,819)	(1,082)
Changes in non-cash working capital	(30)	(1,825)
Capital expenditures	(8,849)	(2,907)

	2022	2021				2020
($000s)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Net cash used in investing activities	(8,819)	(9,082)	(5,982)	(3,075)	(1,082)	(1,254)	(2,320)	(2,823)
Changes in non-cash working capital	(30)	388	(5,642)	(522)	(1,825)	1,000	1,883	1,594
Capital expenditures	(8,849)	(8,694)	(11,624)	(3,597)	(2,907)	(254)	(437)	(1,229)

Funds flow from operations

TransGlobe uses funds flow from operations to measure the Company’s ability to generate the necessary funds to maintain production at current levels, enable future growth through capital investment and repay debt. Management believes that such a measure provides an insightful assessment of TransGlobe’s operations on a continuing basis by eliminating certain non-cash charges. The most directly comparable measure under IFRS is cash flow generated by operating activities. The tables below details the composition of funds flow from operations and its reconciliation to cash flow generated by operating activities.

	Three Months Ended March 31
($000s)	2022	2021
Net cash used in operating activities	(23,782)	(3,940)
Changes in non-cash working capital	50,913	4,021
Funds flow from operations[1]	27,131	81
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

	2022	2021				2020
($000s)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Net cash (used in) generated by operating activities	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180	(3,349)	24,551
Changes in non-cash working capital	50,913	17,225	(14,645)	(6,732)	4,021	(6,978)	3,672	(27,315)
Funds flow from operations[1]	27,131	15,269	12,381	17,100	81	7,202	323	(2,764)
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Netback

Netback is a measure of operating results and is computed as petroleum and natural gas sales, net of royalties (all government interests, net of

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Refer to the “Netback” section of this MD&A which includes the most directly comparable GAAP measure, petroleum and natural gas sales.

Non-GAAP financial ratios

Netback per boe

TransGlobe calculates netback per boe as netback divided by average daily production. Netback is a non-GAAP financial measure component of netback per boe. Management believes that netback per boe is a key industry performance measure of operational efficiency and one that provides investors with information that is also commonly presented by other crude oil and natural gas producers. The Company’s netback per boe is disclosed in the “Netback” section within this MD&A.

Funds flow from operations per share

TransGlobe presents funds flow from operations per share by dividing funds flow from operations by the Company's diluted or basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. Management believes that funds flow per share provides investors an indicator of funds generated from the business that could be allocated to each shareholder's equity position.

Supplementary Financial Measures

"Average realized sales price" is comprised of total petroleum and natural gas sales, divided by the Company's average daily production volumes.

"DD&A expense per boe" is comprised of DD&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"G&A expense per boe" is comprised of G&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Production and operating expenses per boe" is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Royalties and taxes as a percentage of revenue" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's petroleum and natural gas sales.

"Royalties and taxes per boe" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Selling costs per bbl" is comprised of selling costs, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

“Working capital” is a supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

Forward-Looking Statements

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements in this MD&A include, but are not limited to: management’s assessment of future plans and operations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; the anticipated benefits to be derived from the Merged Concession Agreement; the Company's expectations; the Company's expectations that it will pay dividends and the anticipated timing thereof; the Company's expected sources of funding for the development costs of its reserves; the anticipated timing of when the effective date adjustment will be finalized with EGPC; the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well; the Company's anticipated 2022 capital budget; the Company's anticipated 2022 production, including the allocation of such production between development and exploration wells and other spending; the Company's strategy and focus in 2022 including the drilling of wells and growing production; anticipated on-stream dates of the Company's wells; the focus of the Egypt 2022 capital program; the number of and location of wells to be drilled by the Company in 2022 and the anticipated timing thereof; the Company's expectations that it will be able to fund its 2022 exploration and development program through the use of working capital and cash flow from operations; the Company's future commitments and the anticipated

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

timing thereof; the Company's anticipated abandonment and reclamation costs; the Company's ability to manage fluctuations in commodity prices, interest rates and foreign currency exchange rates; that the Company will ensure that it will have sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost; Management's expectations that its future cash flow from operations, working capital and availability under existing credit facilities will be adequate to support its financial liabilities and its capital programs; the collection of accounts receivable from the Egyptian Government; the timing of liftings of crude oil produced from the Company’s Egyptian operations; and other matters. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

Forward-looking statements or information necessarily involve risks including, without limitation: risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets, economic and political instability; volatility of commodity prices; currency fluctuations; fluctuations in operating expenses due to changes in inventory volumes; inability to pay down the Company's debt; inability to continue to work with the EGPC to schedule cargoes; imprecision of reserves estimates; environmental risks; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; delays resulting from or inability to obtain required regulatory approvals; failure to collect the remaining accounts receivable balance from EGPC; the potential impacts of COVID-19 to the Company’s business; operating results; cash flows and/or financial condition; ability to access sufficient capital from internal and external sources; the Company's 2022 production in Egypt and Canada will be less than anticipated; the Company's exit production rates will be less than anticipated; the Company will not increase investments and growth in Egypt and Canada; the Company will successfully drill less than the number of wells that it anticipates; the Company will be unable to maximize free cash flow and increase the Company’s production base; the Company does not pay dividends in the future; the amount and allocation of 2022 capital spending disclosed herein will be different than anticipated; the Company's drilling plans and the anticipated timing thereof will be different than as disclosed herein; and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Future dividend payments, if any, and the level thereof is uncertain.  The Company's dividend policy and any decision to pay dividends may depend on a variety of factors, including, without limitation, the funds available for the payment of dividends, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; the ability of the Company to successfully market and receive payment for its oil and natural gas products; that TransGlobe's conduct and results of its operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; that TransGlobe will have sufficient financial resources in the future to pay a dividend; that the Board of Directors will declare dividends in the future; and other matters.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

This MD&A also contains financial outlook within the meaning of applicable securities laws, including but not limited to: the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well. The financial outlook has been prepared by TransGlobe's management to provide an outlook of the Company's activities and results. The financial outlook has been prepared based on a number of assumptions including those set forth below in this MD&A, the assumptions discussed above and assumptions with respect to the costs and expenditures to be incurred by the Company, capital equipment and operating costs, foreign exchange rates, taxation rates for the Company, general and administrative expenses and the prices to be paid for the Company's production. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlook or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not objectively determinable. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in this MD&A, and such variation may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis as of January 27, 2022, reflecting the best estimates and judgments, and represent, to the best of management's knowledge and opinion, TransGlobe's expected expenditures and results of operations. However, because this information is highly subjective and subject to numerous risks including the risks discussed above, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, TransGlobe undertakes no obligation to update such financial outlook and forward-looking statements and information, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager - Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This MD&A contains a number of oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate TransGlobe's operating results; however, such measures are not reliable indicators of the future performance of TransGlobe and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management of TransGlobe uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare TransGlobe's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this MD&A, should not be relied upon for investment or other purposes.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended March 31
	Notes	2022	2021

REVENUE
Petroleum and natural gas sales, net of royalties	18	52,954	18,052

EXPENSES
Production and operating	7,18	13,279	9,449
Selling costs		483	34
General and administrative		6,865	5,037
Foreign exchange (gain) loss		(8)	33
Finance costs	6	554	467
Depletion, depreciation and amortization	9	6,870	4,815
Asset retirement obligation accretion	10	73	66
Gain on concession merger	5	(7,953)	-
Loss on financial instruments	4	1,406	4,515
Impairment reversal	9	(25,983)	-
		(4,414)	24,416

Earnings (loss) before income taxes		57,368	(6,364)

Income tax expense - current		8,558	4,660
NET EARNINGS (LOSS)		48,810	(11,024)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		732	394
COMPREHENSIVE INCOME (LOSS)		49,542	(10,630)

Net earnings (loss) per share	16
Basic		0.67	(0.15)
Diluted		0.66	(0.15)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2022	December 31, 2021

ASSETS
Current
Cash		37,245	37,929
Accounts receivable	4,5	74,675	12,217
Prepaids and other		4,503	4,024
Product inventory	7	726	-
		117,149	54,170
Non-Current
Intangible exploration and evaluation assets	8	2,697	2,673
Property and equipment
Petroleum and natural gas assets	9	201,304	173,804
Other	9	2,513	2,202
Deferred taxes		-	6,246
		323,663	239,095

LIABILITIES
Current
Accounts payable and accrued liabilities	13	41,558	26,112
Share-based compensation liabilities	15	3,645	6,174
Modernization payment liabilities	5	9,374	-
Derivative commodity contracts	4	1,472	88
Lease obligations	11	686	764
		56,735	33,138
Non-Current
Long-term debt	12	3,144	3,040
Asset retirement obligations	10	12,842	14,102
Share-based compensation liabilities	15	6,553	3,959
Modernization payment liabilities	5	24,152	-
Lease obligations	11	39	36
Deferred taxes		-	6,246
		103,465	60,521

SHAREHOLDERS’ EQUITY
Share capital	14	153,118	153,021
Accumulated other comprehensive income		2,570	1,838
Contributed surplus	15	24,201	24,896
Retained earnings (deficit)		40,309	(1,181)
		220,198	178,574
		323,663	239,095

Commitments and Contingencies (Note 13)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Jennifer Kaufield”

Randy C. Neely	Jennifer Kaufield
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended March 31
	Notes	2022	2021

Share Capital
Balance, beginning of period		153,021	152,805
Stock options exercised	14	(664)	-
Transfer from contributed surplus on exercise of options	14	761	-
Balance, end of period		153,118	152,805

Accumulated Other Comprehensive Income
Balance, beginning of period		1,838	1,900
Currency translation adjustment		732	394
Balance, end of period		2,570	2,294

Contributed Surplus
Balance, beginning of period		24,896	25,109
Share-based compensation expense	15	66	99
Transfer to share capital on exercise of options	15	(761)	-
Balance, end of period		24,201	25,208

Retained Earnings (Deficit)
Balance, beginning of period		(1,181)	(41,519)
Net earnings (loss)		48,810	(11,024)
Dividends	17	(7,320)	-
Balance, end of period		40,309	(52,543)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended March 31
	Notes	2022	2021

OPERATING
Net earnings (loss)		48,810	(11,024)
Adjustments for:
Depletion, depreciation and amortization	9	6,870	4,815
Asset retirement obligation accretion	10	73	66
Impairment reversal	9	(25,983)	-
Share-based compensation	15	3,430	2,771
Finance costs	6	554	470
Unrealized loss on financial instruments	4	1,356	2,970
Unrealized loss on foreign currency translation		73	4
Gain on concession merger	5	(7,953)	-
Asset retirement obligations settled	10	(99)	9
Changes in working capital	19	(50,913)	(4,021)
Net cash used in operating activities		(23,782)	(3,940)

INVESTING
Additions to intangible exploration and evaluation assets	8	(24)	(563)
Additions to petroleum and natural gas assets	9	(8,631)	(2,330)
Additions to other assets	9	(194)	(14)
Changes in working capital	19	30	1,825
Net cash used in investing activities		(8,819)	(1,082)

FINANCING
Issue of common shares	14	(664)	-
Interest paid	6	(36)	(293)
Increase in long-term debt	12	55	79
Payments on lease obligations	11	(489)	(592)
Increase in modernization payment liabilities	5	59,027	-
Payments on modernization payment liabilities	5	(26,000)	-
Changes in working capital	19	32	(1)
Net cash generated by (used in) financing activities		31,925	(807)

Currency translation differences relating to cash		(8)	(12)
NET DECREASE IN CASH		(684)	(5,841)
CASH, BEGINNING OF PERIOD		37,929	34,510
CASH, END OF PERIOD		37,245	28,669

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three month periods ended March 31, 2022 and 2021

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Capital Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is Suite 900, 444 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 2T8.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2021.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 10, 2022.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2021 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the IASB requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

The Company has classified its cash and derivative commodity contracts as fair value through profit or loss. All are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, lease obligations, share-based compensation liabilities, long-term debt and modernization payment liabilities are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2022		December 31, 2021
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	37,245	37,245	37,929	37,929
Financial assets at amortized cost	74,675	74,675	12,217	12,217
Financial liabilities at fair value through profit or loss	1,472	1,472	88	88
Financial liabilities at amortized cost	89,151	89,151	29,952	29,952

Assets and liabilities as at March 31, 2022 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash is classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All current derivatives of this nature entered into by TransGlobe are related to future natural gas production. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the recently renewed revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2022, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Bought Put C$/GJ	Sold Call C$/GJ
Apr 2022 - Jun 2022	Collar	354,900	3,900	2.50	3.35
Jul 2022 - Sep 2022	Collar	358,800	3,900	2.50	3.10
Oct 2022 - Dec 2022	Collar	358,800	3,900	2.50	4.00

The gains and losses on financial instruments for the three months ended March 31, 2022 and 2021 are comprised as follows:

	Three Months Ended March 31
($000s)	2022	2021
Realized derivative loss on derivative commodity contracts during the period	50	1,545
Unrealized derivative loss on commodity contracts outstanding at period end	1,356	2,970
Loss on financial instruments	1,406	4,515

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

($000s)	March 31, 2022	December 31, 2021
Neither impaired nor past due	72,192	4,022
Not impaired and past due in the following period:
Within 30 days	121	6,067
31-60 days	185	851
61-90 days	1,546	608
Over 90 days	631	669
Accounts receivable	74,675	12,217

The Company sold one cargo of Gharib blend crude oil in Egypt during Q1-2022 for net proceeds of $36.5 million, which were collected in March. In Q1-2021, the Company sold 171.9 Mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $8.5 million and did not sell any crude oil cargos. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

As at March 31, 2022, $67.5 million of current receivables represent the effective date adjustment owed to the Company related to the Merged Concession (as defined herein). See Note 5 for additional details.

All accounts receivable are in good standing and collection is not considered to be at risk.

Prior credit losses in the collection of accounts receivable by TransGlobe have been negligible and the Company does not anticipate any significant future credit losses based on forward looking information. Accordingly, no provision has been recorded for expected credit losses (“ECL”).

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would decrease net earnings for the three months ended March 31, 2022 by approximately $1.1 million, compared to a $0.7 million increase to net loss in the same period in 2021. Conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by approximately $1.1 million for the three months ended March 31, 2022 compared to a $0.7 million decrease to net loss in the same period of 2021. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at March 31, 2022 was $1.0 million in equivalent U.S. dollars (March 31, 2021 - $0.9 million). The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would decrease net earnings for the three months ended March 31, 2022 by approximately $0.1 million, compared to a $0.1 million increase to net loss in the same period in 2021. Conversely, a 10% decrease in the value of the Egyptian pound against the U.S. dollar would increase net earnings by $0.1 million for the three months ended March 31, 2022, compared to a $0.1 million decrease to net loss in the same period of 2021. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds Sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q1-2022 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. Interest rates increasing or decreasing by 1% would have a negligible impact on the Company’s net earnings, for the three months ended March 31, 2022. Comparatively, the effect of interest rates increasing by 1% would increase net loss for the three months ended March 31, 2021 by $0.1 million and, conversely, the effect of interest rates decreasing by 1% would decrease net loss for the same period by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Refer to Note 13 herein for details on the Company’s contractual maturities of financial liabilities at March 31, 2022 and December 31, 2021.

As at March 31, 2022, the Company had a revolving Canadian reserves-based lending facility with ATB totaling $18.0 million (C$22.5 million), of which $3.1 million (C$3.9 million) was drawn and outstanding. During the three months ended March 31, 2022, the Company had drawings of $0.1 million (C$0.1 million) on this facility (See Note 12).

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

5. MERGED CONCESSION AGREEMENT

On January 19, 2022, the agreement with EGPC to merge, amend and extend the Company’s three existing Eastern Desert concessions (the “Merged Concession” or “Agreement”) was executed. The Merged Concession includes improved cost recovery and production sharing terms scaled to oil prices with a new 15-year development term and a 5-year extension option.

TransGlobe remitted the initial modernization payment of $15.0 million and signature bonus of $1.0 million as part of the conditions precedent to the official signing of the Merged Concession on January 19, 2022. In accordance with the Agreement, the Company made another modernization payment to EGPC in the amount of $10.0 million on February 1, 2022. As previously disclosed, the modernization payments under the Agreement total $65.0 million and are payable over six years from February 1, 2020 (the “Effective Date”). The Company estimated the net present value of the modernization payment liabilities to be $33.5 million as at March 31, 2022 using a discount rate of 8%. The Company recorded a corresponding increase in carrying amount of its Eastern Desert PNG assets for the modernization payments under the Merged Concession.

Upon execution of the Merged Concession, there was an effective date adjustment owed to the Company for the difference between historic and Merged Concession agreement commercial terms applied against Eastern Desert production from the effective date of February 1, 2020. The quantum of the effective date adjustment is currently being finalized with EGPC and could result in a range of outcomes based on the final price per barrel negotiated. TransGlobe has recognized a receivable of $67.5 million at March 31, 2022, which represents the amount expected to be received from EGPC based on historical realized prices. The effective date adjustment was recognized against the Eastern Desert PNG assets noted above, with the incremental value in excess of PNG additions ($8.0 million) being recognized as a gain on concession merger in the Statement of Earnings (Loss).

Pursuant to the Merged Concession in Egypt, the Company has a minimum financial commitment of $50.0 million per each five-year period of the primary development term, for a total of $150 million commencing on the Effective Date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments. Since February 1, 2020, TransGlobe has incurred $23.5 million in capital expenditures in the Eastern Desert.

6. FINANCE COSTS

Finance costs recognized in net earnings were as follows:

	Three Months Ended March 31
($000s)	2022	2021
Interest on long-term debt	-	230
Interest on borrowing base facility	36	76
Amortization of deferred financing costs	-	102
Interest on modernization payment liabilities	497	-
Interest on lease obligations	21	62
Finance costs	554	470
Interest paid	36	293

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at March 31, 2022, the Company held 43.4 Mbbls of crude oil inventory valued at approximately $16.73/bbl (December 31, 2021 – nil).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2021	2,673
Additions to exploration and evaluation assets	24
Balance at March 31, 2022	2,697

The ending balance of intangible exploration and evaluation assets as at March 31, 2022 includes $0.6 million in Canada (December 31, 2021 - $0.6 million) and $2.1 in South Ghazalat (December 31, 2021 - $2.1 million).

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	PNG Assets	Other Assets	Total
Cost
Balance at December 31, 2021	745,940	20,384	766,324
Additions to right-of-use assets	-	392	392
Additions	8,631	194	8,825
Merged Concession agreement (Note 5)	59,526	-	59,526
Merged Concession effective date adjustment (Note 5)	(59,526)	-	(59,526)
Change in estimate for asset retirement obligations (Note 10)	(1,459)	-	(1,459)
Balance at March 31, 2022	753,112	20,970	774,082

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2021	575,047	18,182	593,229
Depletion, depreciation and amortization for the period[1]	6,831	275	7,106
Impairment reversal	(25,983)	-	(25,983)
Balance at March 31, 2022	555,895	18,457	574,352

Foreign Exchange
Balance at December 31, 2021	2,911	-	2,911
Currency translation adjustments	1,176	-	1,176
Balance at March 31, 2022	4,087	-	4,087

Net book value
At December 31, 2021	173,804	2,202	176,006
At March 31, 2022	201,304	2,513	203,817
1	Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

TransGlobe performed a cash-generating unit (“CGU”) CGU assessment upon execution of the Merged Concession. It was determined that the Company’s three Eastern Desert CGUs (West Gharib, West Bakr and North West Gharib) no longer constituted individual CGUs. Under the Merged Concession, the Eastern Desert is now the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties.

At March 31, 2022 indicators of impairment reversal were present on the Company’s PNG assets in the Eastern Desert CGU in Egypt as a result of the improved commercial terms of the Merged Concession and a further increase and stabilization of forecasted commodity prices in Q1-2022. The Company performed impairment reversal calculations at March 31, 2022 on the Eastern Desert CGU based on fair value less costs to sell (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company used a discount rate of 15% and the following commodity price estimates:

	Brent Crude Oil	[1]
Year	$/Bbl
2020	34.00
2021	45.50
2022	52.50
2023	57.50
2024	62.50
2025	62.95
2026	64.13
2027	65.33
2028	66.56
2029	67.81
Thereafter[2]	+2.0%/yr
[1]	Average of the forecasts ("IQRE Average Forecast") of GLJ Ltd., McDaniel & Associates Consultants Ltd. and Sproule Associates Limited each dated April 1, 2022.
[2]	Percentage change represents the increase in each year after 2030 to the end of the reserves life.

Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGU tested resulting in $26.0 million of impairment reversal being recorded. The impairment reversal was limited to total accumulated historical impairments less subsequent depletion.

The following table discloses the carrying amounts and depreciation charges for right-of-use assets by class of underlying asset as at and for the three months ended March 31, 2022:

($000s)	PNG Assets	Other Assets	Total
Net book value at December 31, 2021	376	246	622
Additions	-	392	392
Depreciation for the period	(259)	(163)	(422)
Net book value at March 31, 2022	117	475	592

10. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in TransGlobe's asset retirement obligations:

($000s)
Balance at December 31, 2021	14,102
Changes in estimates for asset retirement obligations and additional obligations recognized	(1,459)
Obligations settled	(99)
Asset retirement obligation accretion	73
Effect of movements in foreign exchange rates	225
Balance at March 31, 2022	12,842

As at March 31, 2022, the entire asset retirement obligation balance relates to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligations to be $12.8 million as at March 31, 2022 (December 31, 2021 - $14.1 million). These payments are expected to be made between 2022 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 2.27% and 2.40% (December 31, 2021 – rates between 0.95% and 1.68%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2021 – 2.00%).

As at March 31, 2022 and December 31, 2021 there are no asset retirement obligations associated with the Egypt production sharing concessions.

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at March 31, 2022	As at December 31, 2021
Current portion of lease obligations	686	764
Non-current portion of lease obligations	39	36
Total lease obligations	725	800

During the three months ended March 31, 2022, the Company incurred $0.02 million (March 31, 2021 - $0.1 million) on interest expense and paid a total cash outflow of $0.5 million (March 31, 2021 - $0.6 million) relating to lease obligations.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

12. LONG-TERM DEBT

As at March 31, 2022, interest-bearing debt was comprised as follows:

	March 31, 2022	December 31, 2021
Reserves-based lending facility - amount drawn	3,144	3,040

As at March 31, 2022, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling $18.0 million (C$22.5 million), of which $3.1 million (C$3.9 million) was drawn (December 31, 2021 - $3.0 million/C$3.9 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2021: 2.25% to 4.25%) depending on the Company’s net debt to trailing cash flow ratio. During the three months ended March 30, 2022, the Company drew $0.1 million (C$0.1 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance at December 31, 2021	3,040
Draws on revolving credit facility	55
Effects of movements in foreign exchange rates	49
Balance at March 31, 2022	3,144

During the three months ended March 31, 2022, the Company paid $0.04 million (March 31, 2021 - $0.3 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The reserves-based lending facility is subject to certain covenants. The Company was in compliance with its covenants as at March 31, 2022 and December 31, 2021.

The estimated future debt payments on long-term debt as of March 31, 2022 are as follows:

($000s)	Reserves Based Lending Facility
2023	3,144

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	41,558	41,558	-	-	-
Long-term debt	Yes-Liability	3,144	-	3,144	-	-
Lease obligations	Yes-Liability	725	686	39	-	-
Share-based compensation liabilities	Yes-Liability	10,198	3,645	6,553	-	-
Modernization payment liabilities[2]	Yes-Liability	40,000	10,000	30,000	-	-
Minimum financial commitment[3]	No	126,473	-	26,473	-	100,000
Derivative commodity contracts	Yes-Liability	1,472	1,472	-	-	-
Equipment and facility leases[4]	No	512	512	-	-	-
Total		224,082	57,873	66,209	-	100,000
[1]	Payments denominated in foreign currencies have been translated at March 31, 2022 exchange rates.
[2]	Four annual equalization payments of $10.0 million owing to EGPC beginning on February 1, 2023 until February 1, 2026.

3    Minimum work commitments include contracts awarded for capital projects and those commitments related to development and drilling obligations (see Note 5).

[4]	Equipment lease includes one workover rig.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Pursuant to the Merged Concession in Egypt, the Company had a minimum financial commitment of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.  All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2022 and December 31, 2021.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

14. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at March 31, 2022 and December 31, 2021 are outlined below:

	Three Months Ended March 31, 2022		Year Ended December 31, 2021
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of year	72,775	153,021	72,543	152,805
Stock options exercised	428	(664)	232	(340)
Contributed surplus re-class on exercise	-	761	-	556
Balance, end of year	73,203	153,118	72,775	153,021

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended March 31, 2022		Year Ended December 31, 2021
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	3,083	2.10	4,589	2.16
Granted	-	-	402	2.16
Exercised	(1,344)	2.25	(906)	2.34
Expired	-	-	(1,002)	2.19
Options outstanding, end of period	1,739	1.98	3,083	2.10
Options exercisable, end of period	926	2.63	1,810	2.35

Compensation expense of $0.3 million was recorded during the three months ended March 31, 2022 (March 31, 2021 - $0.1 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually over a three-year period and expire five years after the grant date. During the three months ended March 31, 2022, employees exercised 1.3 million stock options valued at C$3.0 million (March 31, 2021 – nil). As at March 31, 2022 and December 31, 2021, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at March 31, 2022 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2021	823	2,282	932
Granted	278	322	-
Exercised/Expired	(183)	(990)	(186)
Forfeited	-	(9)	-
Units outstanding, March 31, 2022	918	1,605	746

During the three months ended March 31, 2022, compensation expense of $3.1 million (March 31, 2021 - $2.7 million) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) in respect of the revaluation of outstanding share units granted under the three plans described above.

16. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three months ended March 31, 2022 was 72,590,135 (March 31, 2021 - 72,542,071). The diluted weighted-average number of common shares outstanding for the three months ended March 31, 2022 was 74,315,587 (March 31, 2021 – 72,890,698). These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three month period ended March 31, 2021, the Company excluded 3,169,899 (March 31, 2022 – nil) stock options as their exercise price was greater than the average common share market price in the period.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

17. DIVIDENDS

The Company declared a dividend of $0.10 per share to be paid on May 12, 2022 to shareholders of record on April 29, 2022.

18. SEGMENTED INFORMATION

The Company has two reportable segments for the three months ended March 31, 2022 and 2021: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended March 31
	2022	2021	2022	2021	2022	2021	2022	2021
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	70,464	36,974	6,590	2,673	-	-	77,054	39,647
Natural gas sales	-	-	1,570	942	-	-	1,570	942
Natural gas liquids sales	-	-	2,886	1,688	-	-	2,886	1,688
Less: royalties	(27,071)	(23,484)	(1,485)	(741)	-	-	(28,556)	(24,225)
Petroleum and natural gas sales, net of royalties	43,393	13,490	9,561	4,562	-	-	52,954	18,052
Total segmented revenue	43,393	13,490	9,561	4,562	-	-	52,954	18,052

Segmented expenses
Production and operating	11,287	7,928	1,992	1,521	-	-	13,279	9,449
Selling costs	483	34	-	-	-	-	483	34
General and administrative	1,335	1,234	264	223	5,266	3,580	6,865	5,037
Foreign exchange (gain) loss	-	-	-	-	(8)	33	(8)	33
Finance costs (revenue)	516	386	37	82	1	(1)	554	467
Depletion, depreciation and amortization	4,723	3,006	2,067	1,654	80	155	6,870	4,815
Asset retirement obligation accretion	-	-	73	66	-	-	73	66
Loss (gain) on financial instruments	-	4,677	1,406	(162)	-	-	1,406	4,515
Gain on concession merger	(7,953)	-	-	-	-	-	(7,953)	-
Impairment reversal	(25,983)	-	-	-	-	-	(25,983)	-
Income tax expense	8,558	4,660	-	-	-	-	8,558	4,660
Segmented net earnings (loss)	50,427	(8,435)	3,722	1,178	(5,339)	(3,767)	48,810	(11,024)

Capital expenditures
Exploration and development	6,182	943	2,667	1,954	-	-	8,849	2,897
Corporate	-	-	-	-	-	10	-	10
Total capital expenditures	6,182	943	2,667	1,954	-	10	8,849	2,907

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at March 31, 2022				As at December 31, 2021
($000s)	Egypt	Canada	Corporate	Total	Egypt	Canada	Corporate	Total
Assets
Cash	20,525	5,066	11,654	37,245	27,966	2,248	7,715	37,929
Accounts receivable	68,616	5,530	529	74,675	7,335	4,352	530	12,217
Intangible exploration and evaluation assets	2,113	584	-	2,697	2,089	584	-	2,673
Property and equipment
Petroleum and natural gas assets	122,658	78,646	-	201,304	95,478	78,326	-	173,804
Other assets	1,690	17	806	2,513	1,304	20	878	2,202
Prepaids and other	3,451	338	714	4,503	2,926	312	786	4,024
Product inventory	726	-	-	726	-	-	-	-
Deferred taxes	-	-	-	-	6,246	-	-	6,246
Total segmented assets	219,779	90,181	13,703	323,663	143,344	85,842	9,909	239,095

Liabilities
Accounts payable and accrued liabilities	24,205	5,704	11,649	41,558	18,193	4,117	3,802	26,112
Share-based compensation liabilities	-	-	10,198	10,198	-	-	10,133	10,133
Modernization payment liabilities	33,526	-	-	33,526	-	-	-	-
Derivative commodity contracts	-	1,472	-	1,472	-	88	-	88
Long-term debt	-	3,144	-	3,144	-	3,040	-	3,040
Asset retirement obligation	-	12,842	-	12,842	-	14,102	-	14,102
Lease obligation	496	25	204	725	452	89	259	800
Deferred taxes	-	-	-	-	6,246	-	-	6,246
Total segmented liabilities	58,227	23,187	22,051	103,465	24,891	21,436	14,194	60,521

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended March 31
($000s)	2022	2021
Operating activities
(Increase) decrease in current assets
Accounts receivable	(54,506)	787
Prepaids and other	(714)	483
Product inventory[1]	(489)	(3,609)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	2,202	(1,761)
Share-based compensation liabilities	2,594	79
Total changes in non-cash working capital	(50,913)	(4,021)

Investing activities
Increase in current liabilities
Accounts payable and accrued liabilities	30	1,825
Total changes in non-cash working capital	30	1,825

Financing activities
Decrease (increase) in current liabilities
Other liabilities	32	(1)
Total changes in non-cash working capital	32	(1)
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS

David B. Cook - Chairman

Randy C. Neely (4) - President & Chief Executive Officer

Ross G. Clarkson (1)(3)

Edward LaFehr (1)(3)

Jennifer Kaufield (1)(2)

Timothy Marchant (2)(3)

OFFICERS

Randy C. Neely (4) - President & Chief Executive Officer

Geoffrey Probert (4) - Vice President & Chief Operating Officer

Edward D. Ok (4) - Vice President, Finance & Chief Financial Officer and Corporate Secretary

(1)  Audit Committee

(2)  Compensation, Human Resources & Governance Committee

(3)  Reserves, Health, Safety & Social Responsibility Committee

(4)  Disclosure and AIM Compliance Committee

HEAD OFFICE

Suite 900, 444 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2T8

Telephone: +1 (403) 264-9888

Facsimile:  +1 (403) 770-8855

EGYPT OFFICE

6 Badr Towers, 10th Floor

Ring Road

New Maadi, Cairo, Egypt

UK OFFICE

Suite 600 - 105 Victoria Street

London, UK SW1E 6QT

WEBSITE

www.trans-globe.com

INVESTOR RELATIONS

Tailwind Associates

Darren Engels

darren@tailwindassociates.ca

www.tailwindassociates.ca

Telephone: +1 (403) 618-8035

investor.relations@trans-globe.com

Telephone: +1 (403) 264-9888

NOMINATED ADVISER & JOINT BROKER

Canaccord Genuity Limited

8 Wood Street

London, UK EC2V 7QR

JOINT BROKER

Shore Capital Stockbrokers Limited

57 St James’s Street

London, UK  SW1A 1LD

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

AUDITORS

Deloitte LLP

Calgary, Alberta

EVALUATION ENGINEERS

GLJ Ltd.

Calgary, Alberta

BANKS

ATB Financial

Calgary, Alberta, Canada

www.trans-globe.com

TSX & AIM: TGL, NASDAQ: TGA